November 5, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0405

RE:	Pizza Inn, Inc.
Item 4.01 Form 8-K
Filed October 8, 2009
File No. 0-12919

Dear Ms. Meadows:

     On behalf of Pizza Inn, Inc. (the “Company”), set forth below are responses to comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in your letter dated October 13, 2009, and transmitted on November 2, 2009. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

* * * * *

Item 4.01 Form 8-K Filed October 8, 2009

1.     Please disclose the actual dismissal date of BDO, as opposed to the effective date. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

RESPONSE:

The actual dismissal date of BDO is the same as the effective date referenced in our Form 8-K. Therefore, the Company does not believe that revision of the Form 8-K is necessary.

2.     Please disclose the actual engagement date of MCG, as opposed to the effective date. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

RESPONSE:

The actual engagement date of MCG is the same as the effective date referenced in our Form 8-K. Therefore, the Company does not believe that revision of the Form 8-K is necessary.

3.     Please note that you are required to file an updated letter from BDO stating whether the firm agrees with the statements made in an amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE:

Since the Company does not believe that any revisions of the Form 8-K are necessary, the Company believes an updated letter from BDO is similarly unnecessary.

* * * * *

     In connection with our response to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      I trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company’s responses, please do not hesitate to contact me at 469-384-5201.

Very truly yours,

Nancy A. Ellefson

Vice President of Finance and Principal

Accounting Officer

cc:     Charles R. Morrison, President and Chief Executive Officer

         Steven D. Davidson, Esq.